FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               16 December 2002


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re: Update on activities






                           VIROTEC INTERNATIONAL LTD

                               ABN 81 004 801 398

                                   PO BOX 188

                           Sanctuary Cove  QLD  4212

                                   AUSTRALIA

                                www.virotec.com

16 December 2002


                         VIROTEC UPDATE TO SHAREHOLDERS

The following provides an update on the recent activities of Virotec International Ltd (ASX/AIM: VTI). As detailed in the Company's Annual Report of 2002, the Company's business is currently clearly delineated into four divisions. This update looks at some of the progress achieved in each of these divisions as well as highlights some of the strategic alliances recently finalised.

ViroMine Division.

Agua Forte - Portugal

The Barragem Agua Forte ("BAF") treatment program is expected to be completed by the end of December 2002 and the full laboratory analyses of the final results is expected to be available within 3 to 4 weeks after treatment has been completed. Due to the high level of contamination in this dam a detailed work programme has been followed to ensure the success of the project. Work on the site to date has involved:-

- A series of laboratory trials on Agua Forte water samples of varying composition to simulate different amounts of dilution from rainwater and site run-off.

- A trial treatment of BAF water was conducted in a small pond constructed on the site adjacent to the ViroMine reagent mixing facility. Water from the BAF was used to fill the pond to a volume of approximately 500m3 and this pond was then successfully treated.

- A series of diversions channels being built around the dam to limit the impact of run off from the surrounding areas on the dam water once treatment has commenced.

US EPA Region 8

The US Environmental Protection Agency (Region 8) has concluded its report on the initial trials at the Gilt Edge Mine Site in South Dakota and a link to their full report will be provided on the Company website in the next few weeks. At this stage we are working with the US EPA on the planning for the next stage of the trials to be conducted on the site, and expect this work to commence early 2003.



ViroFlow Division

Tannery

Virotec has been contracted to conduct a one-month co-funded wastewater treatment trial using its ViroChromeTM technology at a medium-sized tannery in Queensland, Australia, in early 2003. Many tanneries are faced with high levels of chromium III in their wastewater and sludge, adding to their environmental liability and costs of operation. Virotec expects to begin sludge remediation trials at the same tannery later in 2003, and will focus its sales and marketing efforts on tanneries in Australia and Asia during 2003. Tanneries in India have already been approached, and tannery association and government support will be sought.

Port Authority of Rotterdam

Virotec has completed a front-end engineering design study on aspects of a proposed waste-water treatment plant for the Port Authority of Rotterdam in The Netherlands to be built on Port Authority property. The facility is intended to support a planned major new petrochemical plant in Rotterdam. The Port of Rotterdam is significantly the world's largest port, in terms of throughput tonnage, handling more than 300 million tons annually.

The contract has a value of approximately $180,000 (Euros 100,000) and was completed in November this year.



ViroSewage Division

Kilcoy Shire Council

Virotec is conducting an "Open Day" demonstration of its ViroSewageTM technology at the Kilcoy sewage treatment plant, in Queensland, Australia, on 17th December 2002. This will conclude a one-month full scale commercial trial of the technology with the Kilcoy Shire Council. Other councils and wastewater treatment specialists have been invited to attend this Open Day.

The Open Day will demonstrate how the ViroSewageTM process reduces plant odour, increases plant capacity, and improves water quality by reducing phosphate, BOD, TSS, and turbidity levels, and improves colour and clarity in sewage effluent. The ViroSewageTM system aims to ensure sewage plants are able to comply with EPA aquatic ecosystem standards and to improve plant performance in treating and disposing of bio-solids.

Other Interest

The Company has made presentations to other councils in Australia and in the United Kingdom, and based on the feedback received from potential clients is confident will be able to generate revenue from the ViroSewageTM technology early in 2003.



ViroSoil Division

Aquaculture

Virotec has begun commercial trials on the treatment of acid sulphate soils at Tomei Australia Pty Ltd, in a large prawn farm in Queensland, Australia. Preliminary results suggest that the ViroSoilTM technology has the ability to lower pond pH and reduce heavy metals in pond sand, both major stressors on prawn life and growth.

Mr Thorbjorn Lyster of Tomei Australia has said that "since the filling and stocking of the treated ponds with the Peneaus monodon post-larvae we have been closely monitoring water, algae, and prawn progress and have noticed what appears to be positive improvement in the nature of the phytoplankton blooms and stability of pH. At this stage the crop appears to be progressing well."

Final trial results and yield levels will be known by April 2003. If results are as expected, Virotec will target the prawn aquaculture industry in Australia and Asia in 2003.



Strategic Partners

In addition to the commercial progress noted above, Virotec continues to negotiate a number of alliances that will assist in advancing the Company into new regions. These include the following which have recently been concluded: -

Marubeni Corporation

Virotec has signed a two-year Memorandum of Understanding with Marubeni Corporation to jointly develop business opportunities in Japan and elsewhere in Asia, and to explore expanded business relations in the region.

Marubeni has approximately 6,100 employees worldwide located in a total of 131 offices in 73 countries, and is one of Japan's largest companies.

Marubeni has identified Virotec's ViroMine and ViroFlow technologies as environmental technologies that have widespread applicability in the remediation of mine sites and waterways, the treatment of acid sulphate soils and industrial wastewater, and in other environmental and industrial applications in Japan and the Philippines. According to Japan's Ministry of Environment, soil remediation projects alone represent approximately US$109 billion.

Marubeni has also targeted Virotec's BaseconTM technology as having significant potential for Japan's alumina refineries. Marubeni currently supplies Australian bauxite to alumina refineries in Japan, and is examining ways that BaseconTM may be deployed to neutralize alumina refinery residue so that it is environmentally benign and that refineries work toward a "zero liability" future.

Geonenvirotec Co Ltd - South Korea

Virotec has entered into a Strategic Alliance Agreement with Geonenvirotec Co Ltd (www.geoenvirotec.co.kr), a Taegu-based environmental geochemistry and remediation company working with the Korean Institute of Construction Technology
(KICT) to assess the applicability of Virotec's technologies in acid mine drainage and waste rock dump remediation, and the treatment of tannery effluent.
  In a recent issue of "Construction Technology Review", KICT published an article on Virotec's BauxsolTM Technology, and its usefulness in treating a range of environmental problems in Korea.

Mahendra International - India

Virotec has signed a Business Development Agreement with Mahendra International to introduce Virotec's BaseconTM Technology to the alumina refineries of India. Mahendra International is a business development and consulting company based in New Delhi with more than 40 years experience in mining, alumina refinery processes, and other aspects of waste water and soil treatment. There are four primary alumina refineries in India, and Mahendra International has the rights to initiate pilot projects and site trials of BaseconTM technology at these refineries. This agreement follows from the Memorandum of Understanding signed between the parties in February 2002.

Other relationships

In addition to the above, Virotec has entered into Marketing and Licensing Agreements with the following companies in India: -



- Lars Enviro Pvt Ltd, an associated company of the Larsen Group in the United States. Lars Enviro is an environmental project engineering firm based in Nagpur, Maharashtra.



- Associated Environmental Engineers Pvt Ltd, a Baroda, Gujarat-based environmental engineering and energy conservation firm which offers environmental solutions and services to both industry and the community. Associated Environmental Engineers has expertise in environmental management consulting and wastewater engineering.



Virotec International Ltd develops new technologies and manufactures, distributes and applies new market-driven environmental products for water and soils. For further information, please visit our web site at www.virotec.com.



Enquiries:
Virotec International Ltd                             Tel: +617 5530 8014



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     16 December 2002